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August 1, 2019
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Ashley Vroman-Lee

Senior Counsel

Re:	Nuveen AMT-Free Quality Municipal Income Fund (the “Registrant”);
File No. 333-232029

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 24, 2019—and further discussed with the staff on July 25-26, 2019—with respect to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-14 filed on July 17, 2019 (“Amendment No. 1”) relating to the issuance of common shares in connection with the proposed reorganization of Nuveen North Carolina Quality Municipal Income Fund (the “Target Fund”) with and into the Registrant (the “Reorganization”). The Registrant and the Target Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any capitalized terms not defined herein have the same meanings as given to them in Amendment No. 1. Set forth below are the staff’s comments and the Registrant’s responses. As discussed with the staff, disclosure revisions made in response to the staff’s comments will be incorporated into the Registrant’s definitive Joint Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended.

Question & Answer Section

(1)

Comment:    Because the Funds use leverage, please delete the second paragraph in the answer to the question “How will the Reorganization impact fees and expenses?” which describes the pro forma operating expenses per common share excluding leverage costs.

Response:    The Registrant has deleted the disclosure at issue and added a general statement about the variability of leverage costs. The Registrant also added disclosure that the Reorganization is expected to result in a lower management fee and a reduction in certain other expenses which, when taken together, are estimated to be fourteen basis points (0.14%) in reductions for Target Fund shareholders (as shareholders of the combined fund following the Reorganization). The foregoing was added because the effect of the Reorganization on operating expenses excluding leverage costs, as well as the lower management fee, were significant factors in the Adviser’s decision to recommend the Reorganization and the Board’s decision to approve the Reorganization.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

August 1, 2019

(2)

Comment:    Please eliminate the question and answer regarding the impact of the Reorganization on distributions to common shareholders of the Target Fund or otherwise revise the answer to present actual historical distribution rates on both a before- and after-tax basis. If the question and answer are retained, please state that there is no assurance that historical distribution rates will be maintained.

Response:    The Registrant has retained the question and answer and revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to John M. Sanders at (202) 312-3332, Nathaniel Segal at (312) 609-7747 or the undersigned at (312) 609-7661.

Very truly yours,

Deborah Bielicke Eades

Shareholder